Exhibit 12.1

Alliance One International, Inc. and Subsidiaries

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended June 30, 2007				Nine Months Ended March 31, 2004	Year Ended June 30, 2003
		Years Ended March 31,
(in thousands)		2007	2006	2005
Pretax income from continuing operations	$9,194	$13,086	$(442,088)	$37,380	$(17,400)	$37,926
Distributed income of equity investees	—	109	—	—	88	691
Fixed charges	28,016	109,834	112,796	57,500	35,514	51,623

Earnings	$37,210	$123,029	$(329,292)	$94,880	$18,202	$90,240
Interest	25,081	103,436	107,258	55,053	34,237	49,418
Amortization of charges and other	2,934	6,398	5,538	2,447	1,277	2,205

Fixed Charges	$28,015	$109,834	$112,796	$57,500	$35,514	$51,623
Ratio of Earnings to Fixed Charges	1.33	1.12	N/A	1.65	N/A	1.75
Coverage Deficiency	N/A	N/A	$442,088	N/A	$17,312	N/A